UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                           OEA, INC.
                        (Name of Issuer)



                 Common Stock ($0.10 Par Value)
                 (Title of Class of Securities)



                           670826106
                         (CUSIP Number)



                        Francis P. King
                1660 Lincoln Street, Suite 2900
                    Denver, Colorado  80264
                         (303) 861-4154
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)




                        August 29, 1999
    (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box: [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     (1)  NAMES OF REPORTING PERSONS
     Karen Kafadar
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ###-##-####
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     (2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
               (a)  [   ]
               (b)  [ x ]
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     (3)  SEC USE ONLY
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     (4)  SOURCE OF FUNDS (SEE INSTRUCTIONS):
     00
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     (5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
     [   ]
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     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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                              (7)  SOLE VOTING POWER

                                   439,267
                              -----------------------------------------

NUMBER OF SHARES BENEFICIALLY      (8)  SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON
                                   1,494,322
                              -----------------------------------------

WITH                          (9)  SOLE DISPOSITIVE POWER

                                   439,267
                              -----------------------------------------

                              (10) SHARED DISPOSITIVE POWER

                              1,494,322
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     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,933,589
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     (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
     [     ]
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     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.38%
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     (14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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Item 3.        Source and Amount of Funds or Other Consideration.

On January 18, 1998, the Reporting Person became subject to reporting by reason of the appointment upon the death of her father, Ahmed D. Kafadar, as co-trustee with four other persons of the Ahmed D. Kafadar Trust which held 1,167,597 shares of OEA, Inc. on the date of death. On June 2, 1998, the Reporting Person was appointed co-trustee, with four other persons, of the Maryanna B. Kafadar Family Trust which owned 568,838 shares. On August 29, 1999, the Ahmed D. Kafadar Trust transferred 276,391 shares to Shirene Kafadar, and the Maryanna B. Kafadar Family Trust transferred 200,000 shares to Shirene Kafadar, and she resigned as Trustee of both Trusts.

The Reporting Person disclaims beneficial ownership of the shares held by the Ahmed D. Kafadar Trust and the Maryanna B. Kafadar Family Trust pursuant to Rule 13d-4, except that the Reporting Person is also a beneficiary of approximately 20 to 25% of the Ahmed
D. Kafadar Trust's assets and approximately 25% of the Maryanna B. Kafadar Family Trust's assets.

The securities owned beneficially for which the Reporting Person has sole voting and dispositive power were received as a result of the reporting person's father's death on January 17, 1998. The securities owned beneficially, as to which the Reporting Person has shared voting and dispositive power, are presently held in two trusts, of which the Reporting Person is one of four trustees. Unanimous agreement is required of all four co-trustees to vote or dispose of the securities, unless the trustees agree otherwise.

Item 4.        Purpose of Transaction.

(a) The securities as to which the Reporting Person has sole voting and dispositive power are held for investment. No plan known to the Reporting Person exists relating to the securities held in trusts of which the Reporting Person is to be one of four co-trustees, although it is possible an undetermined amount of such securities may be sold to pay the estate tax obligations of her father's estate by the trusts or distributed to the beneficiaries and then sold by the beneficiaries who receive such securities.

(b)  None;

(c)  None;

(d)  None;

(e)  None;

(f)  None;

(g)  None;

(h)  None;

(i)  None;

(j)  None.


Item 5.        Interest in Securities of the Issuer.

(a)  The Reporting Person named in Item 2 beneficially owns
1,933,589 shares, representing 9.38% of the common stock $0.10 par value. The Reporting Person is not a member of a group.

(b)  See Cover Page, nos. 7, 8, 9 and 10;

(c)  None;

(d)  The other co-trustees of the trust referred to in Item 3 are:
Charles B. Kafadar, Karen Kafadar and Claudia F. Kafadar;

(e)  None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 16, 2000
/s/
Karen Kafadar